    As filed with the Securities and Exchange Commission on January 10, 1997
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 8-B


           For Registration of Securities of Certain Successor Issuers
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                      AMERICA WEST HOLDINGS CORPORATION(1)
             (Exact Name of Registrant as Specified in its Charter)



             DELAWARE                                   APPLIED FOR
(State of other jurisdiction               (I.R.S. Employer Identification No.)
      of incorporation)


            4000 E. SKY HARBOR BOULEVARD, PHOENIX, ARIZONA 85034-3899 (Address of Principal Executive Offices, Including Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered:                    each class is to be registered:
--------------------                    -------------------------------

CLASS B COMMON STOCK,                   NEW YORK STOCK EXCHANGE, INC.
PAR VALUE $0.01 PER SHARE

Securities to be registered pursuant to Section 12(g) of the Act:

NONE
--------
(1) America West Holdings Corporation, a Delaware corporation (the "Registrant"), is the successor registrant to America West Airlines, Inc. (the "Predecessor").

ITEM 1. GENERAL INFORMATION

        (a) America West Holdings Corporation (the "Registrant") was organized as a corporation under the laws of the State of Delaware on December 13, 1996.

        (b) The fiscal year of the Registrant ends on December 31.

ITEM 2. TRANSACTION OF SUCCESSION

        (a) America West Airlines, Inc., a Delaware corporation, the only predecessor of the Registrant (the "Predecessor"), had securities registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the New York Stock Exchange (the "NYSE") at the time of succession.

        (b) Effective as of midnight on December 31, 1996, pursuant to Section 251(g) of the Delaware General Corporation Law and the Agreement and Plan of Merger, dated December 19, 1996, by and among the Predecessor, the Registrant and AWA Merger, Inc., a wholly owned Delaware subsidiary of the Registrant (the "Merger Sub"), the Merger Sub merged (the "Merger") with and into the Predecessor, with the Predecessor as the surviving corporation. As a result of the Merger, Merger Sub ceased to exist, the Predecessor became a wholly owned subsidiary of the Registrant and (i) each issued and outstanding share of Class A Common Stock of the Predecessor was converted into and exchanged for one share of Class A Common Stock, par value $.01 per share, of the Registrant, (ii) each share of Class B Common Stock of the Predecessor ("Predecessor Class B Common") issued and outstanding or held in treasury was converted into one share of Class B Common Stock, par value $.01 per share, of the Registrant ("Registrant Class B Common"), (iii) each issued and outstanding share of common stock of Merger Sub was converted into and exchanged for one share of the common stock of the Predecessor, and (iv) each share of common stock of the Registrant issued and outstanding immediately prior to the Merger was canceled without any consideration being paid therefor.

        Also as a result of the Merger, each Warrant issued by the Predecessor, which prior to the effective time of the Merger entitled the holder thereof to purchase one share of Predecessor Class B Common, entitles the holder of such Warrant to purchase one share of Registrant Class B Common. The Warrants remain an obligation of the Predecessor and the Registrant has granted the Predecessor options entitling the Predecessor to purchase Registrant Class B Common Stock to fulfill the Predecessor's obligations under the Warrants.

ITEM 3. SECURITIES TO BE REGISTERED

        The Registrant is authorized by its Certificate of Incorporation to issue up to 100,000,000 shares of Class B Common Stock. As of December 31, 1996, there were 43,192,056 shares of Class B Common Stock issued and outstanding, of which 1,362,000 shares were held by or for the account of the Registrant.

ITEM 4. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        The description of the Class B Common Stock set forth in item 1 of the Registration Statement on Form 8-A (No. 1-10140) of the Predecessor filed with the Securities and Exchange Commission on August 10, 1994, including any amendment or reports filed for the purpose of updating such description, is incorporated herein by reference. Copies of the Form 8-A and the Certificate of Incorporation of the Registrant have been filed with the NYSE.

ITEM 5. FINANCIAL STATEMENTS AND EXHIBITS

        (a) As provided in Instruction (a) of the Instructions as to Financial Statements for Form 8-B, no financial statements are being filed with this Registration Statement since the capital structure and balance sheet of the Registrant immediately after succession will be substantially the same as those of the Predecessor.

        (b) Exhibits.


    *2.1 -- Agreement and Plan of Merger, dated as of December 19, 1996, by and among the Registrant, the Predecessor and Merger Sub, with an effective date and time as of midnight on December 31, 1996.

     2.2 -- The Predecessor's Plan of Reorganization, as amended under Chapter 11 of the Bankruptcy Code, as amended -- Incorporated by reference to Exhibit 1 of the Predecessor's Report on Form 8-K dated August 25, 1994.

    *3.1 -- Certificate of Incorporation of the Registrant (filed with the
            Secretary of State of the State of Delaware on December 13, 1996)

    *3.2 -- Bylaws of the Registrant

     3.3 -- Restated Certificate of Incorporation of the Predecessor (included in Exhibit 2.1 above)

     3.4 -- Restated Bylaws of the Predecessor -- Incorporated by reference to the Predecessor's Report on Form 10-K dated December 31, 1994.

     3.5 -- Article 4.18 of the Restated Bylaws of the Predecessor (included in
            Exhibit 2.1 above)

     4.1 -- Warrant Agreement dated August 25, 1994 between the Predecessor and First Interstate, N.A., as Warrant Agent -- Incorporated by reference to Exhibit 4.3 to the Predecessor's Report on Form 8-K dated August 25, 1994.

     4.2 -- Form of Warrant (included as Exhibit A to Exhibit 4.1 above).

    *4.3 -- Supplemental Warrant Agreement dated effective as of December 31,
            1996 between the Predecessor and Harris Trust Company of California, as Warrant Agent.

    *4.4 -- Form of Stockholders' Agreement for the Registrant effective as of December 31, 1996 by and among TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., Continental Airlines, Inc., Mesa
            Air Group, Inc., Robert A. Ewert, David T. Obergfell, William A. Franke, the Registrant and the Predecessor.

    *4.5 -- Stock Option Agreement dated effective as of December 31, 1996, between the Predecessor and the Registrant.

     4.6 -- Registration Rights Agreement dated August 25, 1994 among the Predecessor, AmWest Partners, L.P. and other holders -- Incorporated by reference to Exhibit 4.6 to the Predecessor's Report on Form 8-K dated August 25, 1994.

*4.7   -- Assumption of Certain Obligations Under Registration Rights
          Agreement executed by the Registrant for the benefit of TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., Continental Airlines, Inc., Mesa Airlines, Inc., Lehman Brothers, Inc., Belmont Capital Partners II, L.P. and Belmont Fund, L.P.

 4.8 -- Form of Pass Through Trust Agreement, dated as of November 26, 1996, between the Predecessor and Fleet National Bank, as Trustee -- Incorporated by reference to Predecessor's Report on Form 8-K dated November 26, 1996.

      10.1 -- Alliance Agreements dated August 25, 1994 between the Predecessor and Continental Airlines, Inc. including the Master Ground Handling Agreement, the Reciprocal Frequent Flyer Participation Agreement, the Code Sharing Agreement, the Cargo Special Pro-Rate Agreement, the Reciprocal Club Usage Agreement and the Memorandum of Understanding Concerning Technology Transfers -- Incorporated by reference to Exhibit 10.12 to the Predecessor's Report on Form 8-K dated August 25, 1994.

     10.2 -- Alliance Agreement, as amended on August 25, 1994, between the Predecessor and Mesa Airlines Inc. -- Incorporated by reference to Exhibit 10.12 to the Predecessor's Report on Form 8-K dated August 25, 1994.

     10.3 -- Third Revised Investment Agreement dated April 21, 1994 between the Predecessor and AmWest Partners, L.P. -- Incorporated by reference to Exhibit 10.A to the Predecessor's Quarterly Report on Form 10-Q for the period ended March 31, 1994.

     10.4 -- Third Revised Interim Procedures Agreement dated April 21, 1994 between the Predecessor and AmWest Partners, L.P. -- Incorporated by reference to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1993.

     10.5 -- The GPA Term Sheet between the Predecessor and GPA Group plc, dated June 13, 1994 -- Incorporated by Reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243), as amended.

     10.6 -- America West Airlines Management Resignation Allowance Guidelines, as amended, dated November 18, 1993 -- Incorporated by Reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243), as amended.

     10.7 -- Airbus A320 Purchase Agreement (including exhibits thereto), dated as of September 28, 1990 between AVSA, S.A.R.L. and the Predecessor, together with Letter Agreement Nos. 1-10, inclusive -- Incorporated by reference to Exhibit 10-(D) (1) to the Predecessor's Quarterly Report on Form 10-Q for the quarter ended September 30, 1990.

     10.8 -- Loan Agreement, dated as of September 28, 1990, among the Predecessor, AVSA and AVSA, as agent -- Incorporated by reference to Exhibit 10-(D) (2) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

     10.9 -- V2500 Support Contract Between the Predecessor and International Aero Engines AG, dated September 28, 1990, together with Side Letters Nos. 1-4, inclusive -- Incorporated by reference to
               Exhibit 10-(D) (3) to the Predecessor's Quarterly Report on Form 10-Q for the quarter ended September 30, 1990.

    10.10 -- Cash Management Agreement, dated September 28, 1991, among the Predecessor, BT and First Interstate of Arizona, N.A. -- Incorporated by reference to Exhibit 10-D(21) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.11 -- First Amendment to Cash Management Agreement, dated December 1, 1991, among the Predecessor, BT and First Interstate of Arizona, N.A. -- Incorporated by reference to Exhibit 10-D(22) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.12 -- Second Amendment to Cash Management Agreement, dated September 1, 1992, among the Predecessor, BT and First Interstate of Arizona, N.A. -- Incorporated by reference to Exhibit 10-O(3) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.13 -- Restructuring Agreement, dated December 1, 1991 between the Predecessor and Kawasaki -- Incorporated by reference to Exhibit 10-D (24) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.14 -- A320 Put Agreement, dated December 1, 1991 between the Predecessor and Kawasaki -- Incorporated by reference to Exhibit 10-D(25) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.15 -- First Amendment to A320 Put Agreement, dated September 1, 1992 -- Incorporated by reference to Exhibit 10-R(2) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.16 -- A320 Put Agreement, dated as of June 25, 1991 between the Predecessor and GPA Group plc -- Incorporated by reference to
               Exhibit 10-D(26) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.17 -- First Amendment to A320 Put Agreement, dated as of September 1, 1992 -- Incorporated by reference to Exhibit 10-S(2) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.18 -- Restructuring Agreement, dated as of June 25, 1991 among GPA Group plc, GPA Leasing USA I, Inc. GPA Leasing USA Sub I, and the Predecessor -- Incorporated by reference to Exhibit 10-D(27) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.19 -- Official Statement dated August 11, 1986 for the $54,000,000 Variable Rate Airport Facility Revenue Bonds -- Incorporated by reference to Exhibit 10.e to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1986.

    10.20 -- Airport Use Agreement dated July 1, 1989 (the "Airport Use Agreement") among the City of Phoenix, The Industrial Development Authority of the City of Phoenix, Arizona and the Predecessor -- Incorporated by reference to Exhibit 10-D(9) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1989.

    10.21 -- First Amendment dated August 1, 1990 to Airport Use Agreement -- Incorporated by reference to Exhibit 10-(D) (9) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.22 -- Revolving Loan Agreement dated April 17, 1990, by and among the Predecessor, the Bank signatories thereto, and Bank of America National Trust and Savings Association, as Agent for the Banks (the "Revolving Loan Agreement") -- Incorporated by reference to
               Exhibit 10-1 to the Predecessor's Quarterly Report on Form 10-Q for the period ended March 31, 1990.

    10.23 --   First Amendment dated April 17, 1990 to Revolving Loan Agreement
               - Incorporated by reference to Exhibit 10-(D) (10) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.24 -- Second Amendment dated September 28, 1990 to the Revolving Loan Agreement -- Incorporated by reference to Exhibit 10-(D) (11) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.25 -- Third Amendment dated as of January 14, 1991 to the Revolving Loan Agreement -- Incorporated by reference to Exhibit 10-(D)(13) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1990.

    10.26 -- Spares Credit Agreement, dated as of September 28, 1990, between the Predecessor and IAE -- Incorporated by reference to Exhibit 10-(D) (4) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.27 -- Master Credit Modification Agreement dated as of October 1, 1992, among the Predecessor, IAE International Aero Engines AG, Intlaero (Phoenix A320) Inc., Intlaero (Phoenix B737) Inc., CAE Electronics Ltd., and Hughes Rediffusion Simulation Limited -- Incorporated by reference to Exhibit 10-L to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.28 -- Credit Agreement, dated as of September 28, 1990 between the Predecessor and IAE -- Incorporated by reference to Exhibit 10-
               (D) (5) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.29 -- Amendment No. 1 to the Credit Agreement, dated March 1, 1991 -- Incorporated by reference to Exhibit 10-(M) (2) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.30 -- Amendment No. 2 to the Credit Agreement, dated May 15, 1991 -- Incorporated by reference to Exhibit 10-(M) (3) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.31 -- Amendment No. 3 to the Credit Agreement, dated October 1, 1992 - Incorporated by reference to Exhibit 10-(M) (4) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.32 -- Form of Third Amended and Restated Credit Agreement dated September 30, 1993, among the Predecessor, various lenders, and BT Commercial Corp. as Administrative Agent (without exhibits) -- Incorporated by reference to Exhibit 10-(N) (1) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1993.

    10.33 -- Form of Amended and Restated Management Letter Agreement, dated as of September 30, 1993 from the Predecessor to the Lenders -- Incorporated by reference to Exhibit 10-N (2) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1993.

    10.34 -- Form of Amendment to Amended and Restated Management Letter Agreement; Consent to Amendment of By-laws dated February 8, 1994 from the Predecessor to the Lenders -- Incorporated by reference to Exhibit 10-N (3) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1993.

    10.35 -- Fourth Amended and Restated Credit Agreement dated June 30, 1994 -- Incorporated by reference to the Predecessor's Quarterly Report on Form 10-Q for the period ended June 30, 1994.

    10.36 -- Key Employee Protection Agreement dated as of June 27, 1994 between the Predecessor and William A. Franke -- Incorporated by reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243), as amended.

    10.37 -- Management Rights Agreement dated August 25, 1994 between TPG Partners L.P., TPG Genpar, L.P. and the Predecessor -- Incorporated by reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243), as amended.

    10.38 -- V2500 Support Contract dated December 23, 1994 between the Predecessor and International Aero Engineers, as amended -- Incorporated by reference to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1994.

    10.39 -- Form of the Predecessor 1994 Incentive Equity Plan -- Incorporated by reference to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1994.

    10.40 -- Employment Agreement dated as of November 9, 1995 between the Predecessor and William A. Franke -- Incorporated by reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243).

   *10.41 --  Form of the Registrant's 1994 Incentive Equity Plan

   *21.1  --  Subsidiaries of Registrant


----------
*   Filed herewith.

                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMERICA WEST HOLDINGS CORPORATION



                                        By:  /s/ Stephen L. Johnson
                                           -----------------------------------
                                           Stephen L. Johnson
                                           Senior Vice President--Legal Affairs

Dated:   January 10, 1997

                                INDEX TO EXHIBITS


     *2.1 -- Agreement and Plan of Merger, dated as of December 19, 1996, by and among the Registrant, the Predecessor and Merger Sub, with an effective date and time as of midnight on December 31, 1996.

      2.2 -- The Predecessor's Plan of Reorganization, as amended under Chapter 11 of the Bankruptcy Code, as amended -- Incorporated by reference to Exhibit 1 of the Predecessor's Report on Form 8-K dated August 25, 1994.

     *3.1  --  Certificate of Incorporation of the Registrant (filed with the
               Secretary of State of the State of Delaware on December 13, 1996)

     *3.2  --  Bylaws of the Registrant

      3.3 -- Restated Certificate of Incorporation of the Predecessor (included in Exhibit 2.1 above)

      3.4 -- Restated Bylaws of the Predecessor -- Incorporated by reference to the Predecessor's Report on Form 10-K dated December 31, 1994.

      3.5 -- Article 4.18 of the Restated Bylaws of the Predecessor (included in Exhibit 2.1 above)

      4.1 -- Warrant Agreement dated August 25, 1994 between the Predecessor and First Interstate, N.A., as Warrant Agent -- Incorporated by reference to Exhibit 4.3 to the Predecessor's Report on Form 8-K dated August 25, 1994.

      4.2  --  Form of Warrant (included as Exhibit A to Exhibit 4.1 above).

     *4.3  --  Supplemental Warrant Agreement dated effective as of December 31,
               1996 between the Predecessor and Harris Trust Company of California, as Warrant Agent.

     *4.4 -- Form of Stockholders' Agreement for the Registrant effective as of December 31, 1996 by and among TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., Continental Airlines, Inc., Mesa Air Group, Inc., Robert A. Ewert, David T. Obergfell, William A. Franke, the Registrant and the Predecessor.

     *4.5 -- Stock Option Agreement dated effective as of December 31, 1996, between the Predecessor and the Registrant.

      4.6 -- Registration Rights Agreement dated August 25, 1994 among the Predecessor, AmWest Partners, L.P. and other holders -- Incorporated by reference to Exhibit 4.6 to the Predecessor's Report on Form 8-K dated August 25, 1994.

     *4.7  --  Assumption of Certain Obligations Under Registration Rights
               Agreement executed by the Registrant for the benefit of TPG Partners, L.P., TPG Parallel I, L.P., Air Partners II, L.P., Continental Airlines, Inc., Mesa Airlines, Inc., Lehman Brothers, Inc., Belmont Capital Partners II, L.P. and Belmont Fund, L.P.

      4.8 -- Form of Pass Through Trust Agreement, dated as of November 26, 1996, between the Predecessor and Fleet National Bank, as Trustee -- Incorporated by reference to Predecessor's Report on Form 8-K dated November 26, 1996.

     10.1 -- Alliance Agreements dated August 25, 1994 between the Predecessor and Continental Airlines, Inc. including the Master Ground Handling Agreement, the Reciprocal Frequent Flyer Participation Agreement, the Code Sharing Agreement, the Cargo Special Pro-Rate Agreement, the Reciprocal Club Usage Agreement and the Memorandum of Understanding Concerning Technology Transfers -- Incorporated by reference to Exhibit 10.12 to the Predecessor's Report on Form 8-K dated August 25, 1994.

     10.2 -- Alliance Agreement, as amended on August 25, 1994, between the Predecessor and Mesa Airlines Inc. -- Incorporated by reference to Exhibit 10.12 to the Predecessor's Report on Form 8-K dated August 25, 1994.

     10.3 -- Third Revised Investment Agreement dated April 21, 1994 between the Predecessor and AmWest Partners, L.P. -- Incorporated by reference to Exhibit 10.A to the Predecessor's Quarterly Report on Form 10-Q for the period ended March 31, 1994.

     10.4 -- Third Revised Interim Procedures Agreement dated April 21, 1994 between the Predecessor and AmWest Partners, L.P. -- Incorporated by reference to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1993.

     10.5 -- The GPA Term Sheet between the Predecessor and GPA Group plc, dated June 13, 1994 -- Incorporated by Reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243), as amended.

     10.6 -- America West Airlines Management Resignation Allowance Guidelines, as amended, dated November 18, 1993 -- Incorporated by Reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243), as amended.

     10.7 -- Airbus A320 Purchase Agreement (including exhibits thereto), dated as of September 28, 1990 between AVSA, S.A.R.L. and the Predecessor, together with Letter Agreement Nos. 1-10, inclusive -- Incorporated by reference to Exhibit 10-(D) (1) to the Predecessor's Quarterly Report on Form 10-Q for the quarter ended September 30, 1990.

     10.8 -- Loan Agreement, dated as of September 28, 1990, among the Predecessor, AVSA and AVSA, as agent -- Incorporated by reference to Exhibit 10-(D) (2) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

     10.9 -- V2500 Support Contract Between the Predecessor and International Aero Engines AG, dated September 28, 1990, together with Side Letters Nos. 1-4, inclusive -- Incorporated by reference to
               Exhibit 10-(D) (3) to the Predecessor's Quarterly Report on Form 10-Q for the quarter ended September 30, 1990.

    10.10 -- Cash Management Agreement, dated September 28, 1991, among the Predecessor, BT and First Interstate of Arizona, N.A. -- Incorporated by reference to Exhibit 10-D(21) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.11 -- First Amendment to Cash Management Agreement, dated December 1, 1991, among the Predecessor, BT and First Interstate of Arizona, N.A. -- Incorporated by reference to Exhibit 10-D(22) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.12 -- Second Amendment to Cash Management Agreement, dated September 1, 1992, among the Predecessor, BT and First Interstate of Arizona, N.A. -- Incorporated by reference to Exhibit 10-O(3) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.13 -- Restructuring Agreement, dated December 1, 1991 between the Predecessor and Kawasaki -- Incorporated by reference to Exhibit 10-D (24) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.14 -- A320 Put Agreement, dated December 1, 1991 between the Predecessor and Kawasaki -- Incorporated by reference to Exhibit 10-D(25) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.15 --  First Amendment to A320 Put Agreement, dated September 1, 1992 --
               Incorporated by reference to Exhibit 10-R(2) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.16 -- A320 Put Agreement, dated as of June 25, 1991 between the Predecessor and GPA Group plc -- Incorporated by reference to
               Exhibit 10-D(26) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.17 -- First Amendment to A320 Put Agreement, dated as of September 1, 1992 -- Incorporated by reference to Exhibit 10-S(2) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.18 -- Restructuring Agreement, dated as of June 25, 1991 among GPA Group plc, GPA Leasing USA I, Inc. GPA Leasing USA Sub I, and the Predecessor -- Incorporated by reference to Exhibit 10-D(27) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1991.

    10.19 -- Official Statement dated August 11, 1986 for the $54,000,000 Variable Rate Airport Facility Revenue Bonds -- Incorporated by reference to Exhibit 10.e to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1986.

    10.20 -- Airport Use Agreement dated July 1, 1989 (the "Airport Use Agreement") among the City of Phoenix, The Industrial Development Authority of the City of Phoenix, Arizona and the Predecessor -- Incorporated by reference to Exhibit 10-D(9) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1989.

    10.21 -- First Amendment dated August 1, 1990 to Airport Use Agreement -- Incorporated by reference to Exhibit 10-(D) (9) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.22 -- Revolving Loan Agreement dated April 17, 1990, by and among the Predecessor, the Bank signatories thereto, and Bank of America National Trust and Savings Association, as Agent for the Banks (the "Revolving Loan Agreement") -- Incorporated by reference to
               Exhibit 10-1 to the Predecessor's Quarterly Report on Form 10-Q for the period ended March 31, 1990.

    10.23 --   First Amendment dated April 17, 1990 to Revolving Loan Agreement
               - Incorporated by reference to Exhibit 10-(D) (10) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.24 -- Second Amendment dated September 28, 1990 to the Revolving Loan Agreement -- Incorporated by reference to Exhibit 10-(D) (11) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.25 -- Third Amendment dated as of January 14, 1991 to the Revolving Loan Agreement -- Incorporated by reference to Exhibit 10-(D)(13) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1990.

    10.26 -- Spares Credit Agreement, dated as of September 28, 1990, between the Predecessor and IAE -- Incorporated by reference to Exhibit 10-(D) (4) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.27 -- Master Credit Modification Agreement dated as of October 1, 1992, among the Predecessor, IAE International Aero Engines AG, Intlaero (Phoenix A320) Inc., Intlaero (Phoenix B737) Inc., CAE Electronics Ltd., and Hughes Rediffusion Simulation Limited -- Incorporated by reference to Exhibit 10-L to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.28 -- Credit Agreement, dated as of September 28, 1990 between the Predecessor and IAE -- Incorporated by reference to Exhibit 10-
               (D) (5) to the Predecessor's Quarterly Report on Form 10-Q for the period ended September 30, 1990.

    10.29 -- Amendment No. 1 to the Credit Agreement, dated March 1, 1991 -- Incorporated by reference to Exhibit 10-(M) (2) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.30 -- Amendment No. 2 to the Credit Agreement, dated May 15, 1991 -- Incorporated by reference to Exhibit 10-(M) (3) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.31 -- Amendment No. 3 to the Credit Agreement, dated October 1, 1992 - Incorporated by reference to Exhibit 10-(M) (4) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1992.

    10.32 -- Form of Third Amended and Restated Credit Agreement dated September 30, 1993, among the Predecessor, various lenders, and BT Commercial Corp. as Administrative Agent (without exhibits) -- Incorporated by reference to Exhibit 10-(N) (1) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1993.

    10.33 -- Form of Amended and Restated Management Letter Agreement, dated as of September 30, 1993 from the Predecessor to the Lenders -- Incorporated by reference to Exhibit 10-N (2) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1993.

    10.34 -- Form of Amendment to Amended and Restated Management Letter Agreement; Consent to Amendment of By-laws dated February 8, 1994 from the Predecessor to the Lenders -- Incorporated by reference to Exhibit 10-N (3) to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1993.

    10.35 -- Fourth Amended and Restated Credit Agreement dated June 30, 1994 -- Incorporated by reference to the Predecessor's Quarterly Report on Form 10-Q for the period ended June 30, 1994.

    10.36 -- Key Employee Protection Agreement dated as of June 27, 1994 between the Predecessor and William A. Franke -- Incorporated by reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243), as amended.

    10.37 -- Management Rights Agreement dated August 25, 1994 between TPG Partners L.P., TPG Genpar, L.P. and the Predecessor -- Incorporated by reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243), as amended.

    10.38 -- V2500 Support Contract dated December 23, 1994 between the Predecessor and International Aero Engineers, as amended -- Incorporated by reference to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1994.

    10.39 -- Form of the Predecessor 1994 Incentive Equity Plan -- Incorporated by reference to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1994.

    10.40 -- Employment Agreement dated as of November 9, 1995 between the Predecessor and William A. Franke -- Incorporated by reference to the Predecessor's Registration Statement on Form S-1 (No. 33-54243).

   *10.41 --  Form of the Registrant's 1994 Incentive Equity Plan

   *21.1  --  Subsidiaries of Registrant


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*  Filed herewith.